VIA EDGAR AND FEDERAL EXPRESS

November 2, 2018

Ms. Sonia Gupta Barros

Assistant Director

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C.  20549

Re:	Belpointe REIT, Inc. Draft Offering Statement on Form 1-A Submitted on October 5, 2018 CIK No. 0001749817

Dear Ms. Barros:

This letter is submitted on behalf of Belpointe REIT, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporate Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “Commission “) with respect to Amendment No. 1 to the Company’s Confidential Draft Offering Statement on Form 1-A submitted for confidential review on October 5, 2018 Amendment No. 1 (“Amendment No. 1”), as set forth in your letter dated October 25, 2018 addressed to Mr. Brandon Lacoff, the Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently submitting for confidential review Amendment No. 2 to the Offering Statement (“Amendment No. 2”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, the Staff’s comments from the Comment Letter are set forth below in bold font. Unless otherwise indicated, page references in the Staff’s comments refer to Amendment No. 1, and page references in the response refer to Amendment No. 2. The responses provided herein are based on information provided to Winston & Strawn LLP by the Company.

General

1.	We note your disclosure in response to comment 5. Please revise to more prominently disclose that the IRS has not established the process pursuant to which taxpayers may elect
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to defer capital gains through investments in qualified opportunity funds, including prominent disclosure on the offering circular cover page.

Response: On October 19, 2018, the Department of the Treasury issued proposed guidelines relating to the qualified opportunity zone sections of the Internal Revenue Code. In conjunction therewith, the Internal Revenue Service provided guidance as to how it anticipates taxpayers will elect to defer capital gains. As a result, the Company has revised the disclosure on pages 4 and 76 to describe the deferral process currently anticipated by the IRS.

2.	Please note that we are still evaluating your response to comment 7. We may have further comments.

Response:  The Company acknowledges that the Staff is still evaluating the Company’s response to the Staff’s comment 7 in its letter to the Company dated September 20, 2018 and that the Staff may have further comments.

3.	We note your disclosure in response to comment 7. Please also clarify when, how and the specific timeframe in which you would provide investors the following:
•	notice of postponement following the end of the applicable quarter;
•	notice of acceptance;
•	return of the subscription payment after 12 months if no accepted;
•	change in the purchase price to the lesser of the price in effect as of the date upon which the investor's subscription is accepted.

Please also tell us if investors will have the ability to withdraw or reconfirm prior to acceptance of the subscription, and if so, the procedures in place for this process.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 138 to provide the requested information.

4.	We note your revised disclosure in response to comment 12 regarding your program that would match potential investors with existing stockholders desiring to sell their shares. Please provide us with an analysis of how this program should not be considered an "exchange" under the criteria provided in Rule 3b-16 of the Exchange Act. Please also advise whether you intend to register the platform as a national securities exchange under Section 6 of the Exchange Act or seek an exemption from registration, such as through compliance with Regulation ATS.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 20 and 83 to remove all references to a matching program for potential sellers of the Company’s common stock.

5.	Please provide your analysis regarding the applicability of Exchange Act Rule 15c2-1l . Specifically, explain how you determined that the platform is not a "quotation medium" as defined in Exchange Act Rule 15c2-1l(e)(l). Alternatively, to the extent you determined that the platform is a quotation medium under the rule, please explain how you will comply with Rule l 5c2-11. To the extent you believe an exception to Rule 15c2-11 is available, please provide relevant analysis.

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Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 20 and 83 to remove all references to a matching program for potential sellers of the Company’s common stock.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please contact either me at (214) 453-6435 or Brandon Lacoff at (203) 622-6000.

Sincerely,

/s/ Kenneth L. Betts

Kenneth L. Betts

cc:       Brandon Lacoff

Belpointe REIT, Inc.